9 January 2009

VIA EDGAR

Mr Robert Babula, Staff Accountant
Mail Stop 3561
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	China Premium Lifestyle Enterprise, Inc.
File No. 333-120807
Form 10-K for the Year Ended 31 December 2007

Dear Mr Babula:

On behalf of China Premium Lifestyle Enterprise, Inc. (the “Company”), and pursuant to your telephone conversations with Jeffrey M Taylor of Blank Rome LLP, the Company’s US securities counsel, I am writing to inform the staff of the Division of Corporation Finance (the “Staff”) of the US Securities and Exchange Commission (the “Commission”) as to the anticipated filing date of an amendment to the Company’s Form 10-K for the year ended 31 December 2007 (the “Amended Form 10-K”).  The Company is seeking to file the Amended Form 10-K with the Commission to respond to certain of the Staff’s comments as set forth in its letters to the Company dated 17 June, 14 August and 4 September 2008, and as reflected in the Company’s responses thereto in letters dated 31 July, 27 August and 25 September 2008.

Following resolution of all of the Staff’s comments except one, the Company and the Office of Chief Accountant of the Division of Corporation Finance (“DCF-OCA”) engaged in a dialog during November and December 2008 regarding the final outstanding comment.  The Company was pleased to subsequently receive, on 22 December 2008, DCF-OCA’s written concurrence regarding the Company’s proposed response, which effectively resolved the final comment.

The Company’s management and personnel undertook work immediately to prepare and finalize the agreed-upon necessary additional disclosures for inclusion in the Amended Form 10-K; however, the holiday schedules of necessary third parties in Hong Kong, China and Europe have precluded the Company from finalizing these disclosures as promptly as it would wish.  As a result of the foregoing, the Company presently anticipates filing the Amended Form 10-K with the Commission on or about 19 January 2008.  The Company appreciates the Staff’s patience in this regard.

Should any members of the Staff have further questions regarding this letter, please contact me at 011 852 2877 0340 or Mr Taylor at (215) 569-5579.

Very truly yours,

/s/ Joseph Tik Tung Wong

Joseph Tik Tung Wong
Chief Financial Officer and Treasurer

cc:           Mr Andrew Mew, Accounting Branch Chief
                Ms Donna Di Silvio, Senior Staff Accountant
                Jeffrey M. Taylor, Esq., Blank Rome LLP
                Loretta A. Damron, Esq., Blank Rome LLP